N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of July 31st 2014

Fund	Name of Person	Ownership % of Series
Columbia Diversified Real Return Fund	COLUMBIA MGMT INVESTMENT ADVSR LLC	99.48%

As of February 1st 2014

Fund	Name of Person	Ownership % of Series